Yosen Group

368 HuShu Nan Road

HangZhou City, Zhejiang Province, China 310014

January 5, 2015

William H. Thompson Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Yosen Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 11, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Filed November 14, 2014

File No. 0-28767

Dear Mr. Thompson:

We hereby provide responses to comments issued in a letter dated December 18, 2014 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K, filed on April 11, 2014, (the “Form 10-K”) and the Quarterly Report for the period ended September 30, 2014 on Form 10-Q, filed on November 14, 2014. The discussion below reflects our responses to the Staff’s Letter on a point by point basis.

Form 10-K for the Fiscal Year Ended December 31, 2013

1. Please tell us and disclose the nature and cause of the adjustment made to remaining inventory at the end of 2013. Refer to Item 303(a)(3) of Regulation S-K and our Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMPANY RESPONSE: The adjustment made to remaining inventory at the end of 2013 was associated with the impairment of inventory of the Company’s subsidiary Wang Da. Since Wang Da closed its stores in 2013, it was in the process of winding down its operation. As a result, we assessed the value of inventory at the end of 2013 and determined an impairment of $853,478 needed to be recognized.

Liquidity and Capital Resources, page 21

2. We note your disclosure that cash equivalents held in the PRC subsidiaries are not freely transferrable outside the country. Please disclose restrictions that impact your ability to transfer cash among your PRC subsidiaries and the potential impact on your liquidity. In this regard, please explain why RMB of 8,526,143 at December 31, 2013 is held in bank accounts of your subsidiary Yiwu which you disclose as having ceased operations as of December 31, 2012.

COMPANY RESPONSE: Cash equivalents are not freely transferrable outside the country, however, it’s freely transferrable within the country. As such, there is no restriction to transfer cash among our PRC subsidiaries and no impact on our liquidity.

The source of RMB 8,526,143 held in the bank account of Yiwu was primarily a bank loan from Chouzhou bank, a local bank in Yiwu City. As such, the cash is preferable to be held in the bank of the loan issuer.

Exhibits Index, page 32

3. It appears this Form 10-K is incorporated by reference into the registration statements on Form S-8 filed March 10, 2006 (file no. 333-132331), March 9, 2007 (file no. 333-141173), May 13, 2009 (file no. 333-159200), and July 19, 2012 (file no. 333-182754). As such, it appears that you should file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please advise.

COMPANY RESPONSE: Please see the attached consent from our independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your auditor has stated that the financial statements of Yosen Group, Inc. and subsidiaries as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013 are audited; however, the audit report is dated April 4, 2013. It is not clear how the audit report date can precede the period that has been audited. Please advise or obtain a revised report from your auditor that reflects the correct audit report date. Refer to Rule 2-02 of Regulation S-X.

COMPANY RESPONSE: Please see the revised audit report.

Consolidated Statements of Operations and Comprehensive Loss, page F-3

5. Please tell us your consideration of disclosing on the face of the financial statements or separately in the notes to the financial statements, the changes in the accumulated balances for the foreign currency translation adjustment component of other comprehensive income. Refer to ASC 220-10-45-14A.

COMPANY RESPONSE: Other comprehensive income only consists of foreign currency translation gain/losses. Foreign currency translation adjustment is currently separately disclosed on the face of the Consolidated Statements of Operations and Other Comprehensive Loss, the amount was $7,768 and $131,905, respectively for the years ended December 31, 2013 and 2012.

Consolidated Statements of Cash Flows, page F-5

6. Please reconcile the changes in short-term bank loans as disclosed on the balance sheet and on page F-10 with the net proceeds disclosed in Cash Flows from Financing Activities for 2013.

COMPANY RESPONSE:

The balances of short-term bank loan in Chinese RMB as of December 31, 2013 and 2012 are as follows:

Short-term bank loan	December 31, 2013	December 31, 2012	Change	Net proceeds from short-term bank loans disclosed in Cash Flows
(in RMB)	RMB 16,000,000	RMB 16,000,000	-	-	No change in cash proceeds from short-term bank loan.

We understand there was a difference on the balances of short-term bank loan on the balance sheet. Short-term bank loan was $2,618,487 as of December 31, 2013 compared to $2,545,541 on December 31, 2012. The difference of $72,946 was solely a result of change in foreign currency exchange rate. There was no change in cash proceeds in short-term bank loan.

Note 2 - Summary of Significant Accounting Policies, page F-8

Property and Equipment, net, page F-10

7. We note your disclosure on page 23 stating no capital expenditures were made in 2013 and that there are no investing cash flows indicating the purchase of property and equipment. Please explain to us the increase in automotive and office equipment from 2012 to 2013 and ensure you have disclosed information about your noncash investing activities. Refer to ASC 230-10-50.

COMPANY RESPONSE: The disclosure on page 23 is correct. There was no capital expenditures made in 2013. There was an error in disclosing the property and equipment in 2012.

As of December 31, 2013 and 2012, property and equipment consisted of the following:

	2013	2012
Automotive	$63,254	$61,492
Office equipment	184,007	212,259
Sub Total	247,261	273,751
Less: accumulated depreciation	(205,686)	(218,950)
Total	$41,575	$54,800

Since the difference is immaterial, we will not amend the financial statements.

Note 5 – Common Stock, page F-15

8. We note your sale on August 23, 2013 of 2,000,000 Units to two investors consisting of common stock and a warrant to purchase common stock for an aggregate total purchase price of $500,000. Please provide us the following information regarding this transaction:

Tell us what was received in the form of consideration for the Units issued as we do not see cash proceeds reflected on your statement of cash flows.

We note your statement of stockholders’ deficit discloses the stock was issued for financing with $640,000 recorded to total equity and a loss on settlement of debt in the amount of $140,000 was reflected on your statement of operations. Please tell us and disclose the financing associated with the stock issuance and tell us the accounting guidance you relied on in recording this transaction.

COMPANY RESPONSE: We received $500,000 in cash for the 2,000,000 Units issued to the investors on 11/23/2012. At the time when we received the cash, it was booked as personal loans since the investors did not confirm to become equity investors of the Company. The reason why it’s not shown in the Cash Flows of 2013 is because the transaction was a conversion from loan to equity in 2013.

The total loans payable to two individuals were $500,000. In 2013, the Company and the two individuals agreed to convert the loans to 2,000,000 investment Units, which included 2,000,000 shares of common stock and warrants to purchase 2,000,000 shares of common stock at $0.25. On December 31, 2013, the common stock had a fair value of $320,000 and the Warrant was valued using Black-Scholes option pricing model at the grant date with a fair value of $320,000. As such, the total fair value of the investment Units was $640,000. As a result, $140,000 was recorded as loss on settlement of debt and disclosed as part of other expenses in the Consolidated Statements of Operations and Other Comprehensive Loss.

9. You disclose the issuance of 2,760,000 shares of common stock for which $828,000 was recognized as stock compensation. Please reconcile your disclosure here with your statement of stockholders’ deficit which reflects $1,241,332 recorded in association with this stock issuance. Also, please reconcile for us the amount of stock compensation expense reflected in your statement of cash flows for 2013 with the amounts disclosed in this note to your financial statements.

COMPANY RESPONSE:

In addition to the stock based compensation recognized for the issuance of 2,760,000 shares of common stock, we also recognized stock based compensation expenses in 2013 for shares previously issued.

On March 7, 2011, 1,000,000 S-8 shares were issued to employees for a term of three years. The related stock compensation was amortized over the three years. The amount amortized in 2013 was $63,332.

On May 17, 2012, the Company granted 17,500,000 shares of restricted common stock to our CEO pursuant to his employment agreement. The shares vested over three years. The stock based compensation expense recognized in 2013 was $350,000.

The reconciliation of stock compensation expenses recognized in the Consolidated Statements of Operations and Comprehensive Loss to the disclosures in the statement of stockholders’ deficit is as follows:

Stock compensation expense
1,000,000 shares issued on March 7, 2011	$63,332
17,500,000 shares issued on May 17, 2012	$350,000
2,760,000 shares issued on December 30, 2013	$828,000
Total	$1,241,332

Note 11 – Discontinued Operations, page F-18

10. We note on page 19 that Wang Da closed all of its retail stores as of December 31, 2013. Please tell us why you did not classify its results of operations as discontinued until the second quarter of 2014. Refer to ASC 205.

COMPANY RESPONSE: Wang Da closed all of its retail stores as of December 31, 2013. However, Wang Da was still in operation selling merchandise to some of the wholesale customers. It was the Company’s intention to close the business in the second quarter of 2014. As a result, Wang Da was not included in the discontinued operations until the second quarter of 2014.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Consolidated Balance Sheets, page 1

11. Please tell us the nature of the amounts included in Advance from stock subscription and how it relates to the subscription receivable.

COMPANY RESPONSE: Advance from stock subscription represents the amount a potential investor paid to the Company, whereby the corresponding common stock is not yet issued. The investor verbally agreed to invest $500,000, but to-date, the Company has only received $368,000. We are still awaiting the payment of the remaining commitment. Once the commitment is paid in full, we will issue the shares to the investor.

Note 16 – Segment Information, page 17

12. Please tell us and disclose what the “Other” reportable segment represents. Refer to ASC 280-10-50.

“Other” reportable segment includes Yosen Group, Inc. (“Yosen”) and Capital Future Developments Limited (“Capital”). Yosen, a Nevada Corporation, is the parent company. Yosen does not have operations. The main activities of Yosen were incurring public company expenses. Capital was incorporated on July 22, 2004 under the laws of the BVI. Capital is a holding company and it does not have operations.

Since both Yosen and Capital are holding companies and do not have operations, the two companies are disclosed as “Other” reportable segment.

[Signature Page Follows]

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our CEO Zhenggang Wang via email CEO@YOSN.COM.

Sincerely,

/s/ Weiping Wang______

Weiping Wang

Chief Financial Officer